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                               March 11, 2022

       FU Wah
       Chief Executive Officer
       KING RESOURCES INC
       Unit 1813, 18/F, Fo Tan Industrial Centre
       26-28 Au Pui Wan Street
       Fo Tan, Hong Kong

                                                        Re: KING RESOURCES INC
                                                            Registration
Statement on Form 10
                                                            Filed February 14,
2022
                                                            File No. 000-56396

       Dear Mr. Wah:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed February 14, 2022

       Introductory Comment, page ii

   1. We note your disclosure regarding the risks associated with your operations being based in Hong Kong. We note
also that you intend to expand your operations into China.
                                                        Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of the
securities you are registering for sale or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure in this section should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities and data security
 FU Wah
FirstName  LastNameFU
KING RESOURCES       INCWah
Comapany
March      NameKING RESOURCES INC
       11, 2022
March2 11, 2022 Page 2
Page
FirstName LastName
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange.
2. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your discussion here in your summary of risk factors and in risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure in this section to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the
         HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
3. We note that you are currently not required to obtain approval from Chinese authorities (including the CSRC and the CAC) to operate or to list on U.S.
         exchanges. Please describe the consequences to you and your investors if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Transfers of Cash to and from Our Subsidiaries, page iv

4. Please clarify, if true, that most of your cash is in Hong Kong dollars, and address the possibility that the PRC could prevent the cash maintained in Hong Kong from leaving or the PRC could restrict deployment of the cash into the business or for the payment of dividends. Add similar disclosure to your summary of risk factors and your risk factor discussion on page 25.
Item 1. Business
Overview, page 1

5. Noting your disclosure on page ii, please discuss your plans to expand your operations into China and other Asia markets. Please include expected timelines for expansion and the extent to which you intend to expand. Please ensure that you discuss your plans to expand into China throughout the registration statement, including in risk factors.
Products and Services, page 4

6. Please revise this section to disclose in greater detail the current stage of your business.
         Your disclosure should clearly distinguish between the current products and services you sell and manufacture versus your planned products and services. Please also explain what current products and services you sell through your established sales channels, if any. Please describe the steps you have taken toward your planned operations, your intended customers and market(s) in which you plan to distribute your products, your anticipated timeline, and the steps remaining.
 FU Wah
KING RESOURCES INC
March 11, 2022
Page 3
Intellectual Property and Patents, page 6

7. Please disclose the duration of your patents. Refer to Item 101(h)(4)(vii) of Regulation S-
         K.
Major Suppliers/Vendors, page 6

8. We note your disclosure on page 6, please expand to include sources and availability of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.
Item 1.A. Risk Factors, page 13

9. Given the length of the Risk Factors section, please include a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors. See Item 105(b) of Regulation S-K. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the
         company   s operations in China poses to investors. In particular,
describe the significant
         regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please ensure that your summary of risk factors and risk factors discussion address both the current risks of operating in Hong Kong, and the potential risks of expanding into China.
Risks Related to Our Business and Industry, page 13

10.      We note your disclosure on page 5 that you are dependent on one or a few major
         customers. Please expand or revise related risk factors as appropriate.
Item 14. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 53
FirstName LastNameFU Wah
11. It appears that you engaged your auditor in 2022, as indicated on page F-18. As such,
Comapany    NameKING
       please  tell us whatRESOURCES
                            considerationINC
                                          you gave to providing the disclosures
required by Item
March 304   of Regulation
       11, 2022   Page 3 S-K.
FirstName LastName
 FU Wah
FirstName  LastNameFU
KING RESOURCES       INCWah
Comapany
March      NameKING RESOURCES INC
       11, 2022
March4 11, 2022 Page 4
Page
FirstName LastName
Item 15. Financial Statements and Exhibits
(a) Financial Statements, page 53

12. Please include interim financial statements for the period ended December 31, 2021 in accordance with Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.
(b) Exhibits, page 54

13.      We note that you indicate that you have filed Exhibits 3.2, 4.1 and
21. Please include such
         exhibits in your next amendment or advise.
Note - 13 Subsequent Events, page F-36

14. We note that you evaluated subsequent events from the balance sheet date through the date the financial statements were issued. Please enhance your disclosure here and on page F-17 to also disclose the actual date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Jenny Chen-Drake